Catalyst Paper Corporation
2nd Floor - Lysander Lane
Richmond, British Columbia
Canada V7B 1C3

News Release

February 28, 2011

Port Alberni energy generation set to get more efficient

Port Alberni, BC – Catalyst Paper (TSX:CTL) today announced $4.7 million in Federal funding approval for a capital upgrade at its Port Alberni mill.  This will improve the efficiency and reliability of biomass-based energy generation, while further reducing greenhouse gas and other air emissions.  The project is funded entirely by the Pulp and Paper Green Transformation Program (PPGTP) credits, earned through production of black liquor at the Crofton pulp operation in 2009.

The project was endorsed in letters of support from the Hupacasath First Nation and the Tseshaht First Nation.

The project involves three upgrades to the main power boiler (PB4):  a new secondary air system, a larger “economizer” or heat-exchange system, and a new gas monitoring system.  Due to time requirements for component manufacture, work will not begin until late in the year, but is expected to be completed during an extended annual boiler maintenance shutdown planned for October.

“This is a multi-benefit project and a big step forward for the Port Alberni operation,” said Bob Lindstrom, vice-president, supply chain, energy and information technology.  “Energy efficiency tops the list of the returns we expect from it.  At the same time, it will also reduce environmental impacts and deliver bottom-line benefit from lower fuel consumption and operating and maintenance costs.”

Installation of larger and better-designed air nozzles will result in more efficient boiler combustion and reduce fuel requirements, improving operational reliability of the existing equipment.  Fewer economizer outages will reduce the need to use a back-up natural gas boiler, and the greenhouse gas emissions associated with it.

The combination of more efficient combustion and lower-temperature gas exiting the boiler will reduce emissions of dioxins and other substances associated with incomplete combustion.  And the new gas monitoring system will provide ongoing feedback, which operators will use to continually optimize the performance of the upgraded boiler.

“I would like to congratulate the federal government for investing in the pulp and paper industry in British Columbia. The forest industry is the number one industry in this country and Canada is a leader in the world. We want to keep it that way,” said Port Alberni Mayor Ken McRae.

The project requires no new environmental permitting.  The biomass that fuels PB4 is made up mostly of waste wood or “hog fuel”, and is classified as a carbon-neutral fuel under international carbon accounting protocols and widely accepted standards.  Port Alberni’s energy generation is also certified under the federal EcoLogo program.

The PPGTP is a federal program designed to support innovative projects with environmental and energy benefits in the Canadian pulp and paper industry.  Catalyst qualified for $18 million in PPGTP credits.

Catalyst Paper manufactures diverse specialty printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe.  With four mills located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 1.9 million tonnes.  The company is headquartered in Richmond, British Columbia, Canada and its common shares trade on the Toronto Stock Exchange under the symbol CTL.  Catalyst is listed on the Jantzi Social Index® and is also ranked by Corporate Knights as one of the 50 Best Corporate Citizens in Canada.

For more information:

Lyn Brown                                                                Carlo Dal Monte
Vice President, Corporate Relations                     Director, Energy Management
604-247-4713                                                             250-734-8056